Exhibit 12.1

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016		2015		2014		2013
Earnings:
Income (loss) from continuing operations before income taxes	$45,188	$37,610		$(261,954)		$(246,242)		$(253,873)
Fixed charges (see below)	45,544	116,212		—		—		—

	90,732	153,822
Capitalized interest	—	—		—		—		—

	$90,732	$153,822		$—		$—		$—

Fixed charges:				—		—		—
Interest expense, net	$45,544	$116,212		$—		$—		$—
Capitalized interest	—	—		—		—		—

Total fixed charges:	$45,544	$116,212		$—		$—		$—

Ratio of earnings to fixed charges and preferred share distributions (1)	1.99	1.32	(3)	N/A	(2)	N/A	(2)	N/A	(2)

(1)	Earnings consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discounts, premiums and issuance costs.
(2)	Not applicable. We were formed in connection with MGP’s initial public offering on April 25, 2016. The financial information prior to the IPO Date sets forth the historical operations of our Predecessor, which comprised the real estate assets and related operations of the IPO Properties (which do not include Borgata and MGM National Harbor) prior to the Formation Transactions. There were no fixed charges in these periods.
(3)	Information used to calculate the December 31, 2016 ratio includes income statement activity of our Predecessor from January 1, 2016 through the IPO Date.